--------------------------------------------------------------

                               13D
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                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549
                         __________________

                            SCHEDULE 13D

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)

                         (Amendment No. 1)*

               TENNENBAUM OPPORTUNITIES PARTNERS V, LP
                          (Name of Issuer)

               Series A Cumulative Preferred Interests
                   (Title of Class of Securities)

                                 N/A
                           (CUSIP Number)

                     Bank of America Corporation
                  Bank of America Corporate Center
                  100 N. Tryon Street, 25th Floor
                  Charlotte, North Carolina 28255
                           (704) 386-7839

            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           March 30, 2007
       (Date of Event Which Requires Filing of this Statement)

     If the  filing  person  has  previously  filed  a  statement  on
Schedule  13G to report the  acquisition  that is the subject of this
Schedule 13D, and is filing this schedule  because of Rule  13d-1(e),
13d-1(f) or 13d-1(g), check the following box. [   ]

     Note:  Schedules  filed in paper format  shall  include a signed original and five copies of the  schedule,  including  all  exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.
                     ___________________________

     *The  remainder  of this  cover  page  shall be filled out for a reporting  person's  initial  filing on this form with respect to the
subject class of   securities,   and  for  any  subsequent  amendment
containing  information which would alter  disclosures  provided in a prior cover page.

     The  information  required on the  remainder  of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section
18 of the Securities  Exchange  Act  of  1934  ("Act")  or  otherwise subject  to the  liabilities  of that  section  of the Act but  shall be subject to  all  other  provisions  of the Act  (however,  see the
Notes).

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          BANK OF AMERICA CORPORATION              56-0906609

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                        [   ]
                                                       (b)
                                                       [   ]*

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          WC

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  0
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  3,757.6142

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  3,757.6142

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,757.6142

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES
               [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.84%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          CO
   -----------------------------------------------------------

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          NB HOLDINGS CORPORATION             56-1857749

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                        [   ]
                                                       (b)
                                                       [   ]*

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          WC

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  0
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  3,757.6142

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  3,757.6142

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,757.6142

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES
               [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.84%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          CO
   -----------------------------------------------------------

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          BANK OF AMERICA, NATIONAL
          ASSOCIATION            94-1687665

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                        [   ]
                                                       (b)
                                                       [   ]*

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          WC

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  3,757.6142
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  3,757.6142

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,757.6142

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES
               [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.84%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          BK
   -----------------------------------------------------------

   .

Item 1.       Security and Issuer.

     This Amendment No. 1 to Schedule 13D amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission (the
"Commission") on January 5, 2007 (as amended, the "Schedule 13D")
and relates to the Series A Cumulative Preferred Interests (the
"Preferred Interests") of Tennenbaum Opportunities Partners V, LP, a
Delaware limited partnership (the "Issuer").  The
principal executive offices of the Issuer are located c/o Tennenbaum
Capital Partners, LLC, 2951 28th Street, Suite 1000,
Santa Monica, California  90405.

Item 2.       Identity and Background.

     This Statement is being filed pursuant to Rule 13d-1(a) of the
Securities Exchange Act of 1934, as amended, by Bank of America
Corporation, a Delaware corporation ("Bank of America"), NB Holdings
Corporation, a Delaware corporation ("NB Holdings") and Bank of
America, National Association, ("BANA"; Bank of America, NB Holdings
and BANA shall be referred to herein in the aggregate as the
"Reporting Persons").

     Bank of America is a bank holding company registered under the
Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its
subsidiaries.

     NB Holdings Corporation is a holding company engaged in the business of being the intermediate holding company of BANA.

     BANA is a banking association chartered with the Office of the
Comptroller of the Currency, is engaged in the business of being a full-service commercial bank.

     The principal address of the Reporting Persons is Bank of
America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina
28255.

     Information concerning each executive officer, director and controlling person of each of the Reporting Persons (the "Listed
Persons") is listed on Schedule I attached hereto, and is
incorporated by reference herein. To the knowledge of the Reporting
Persons, all of the Listed Persons are citizens of the
United States.

     Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

     BANA acquired the Preferred Shares for $75,152,284.26 using its working capital.

Item 4.       Purpose of Transaction

     BANA acquired the Preferred Interests for investment purposes.

Item 5.       Interest in Securities of the Issuer

     (a) BANA directly beneficially owns, NB Holdings may be deemed to own by virtue of its being the parent company of BANA, and Bank of America may be deemed to beneficially own by virtue of its being the parent company of NB Holdings, 3,757.6142 shares of Preferred
Interests, representing approximately 22.84% of the outstanding
Preferred Interests.

     Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Preferred Interests.

     (b) BANA has sole power, NB Holdings may be deemed to have sole power by virtue of its being the parent company of BANA, and Bank of
America may be deemed to have sole power by virtue of its being the parent company of NB Holdings, to vote or direct the vote and to dispose or to direct the disposition of the Preferred Interests reported hereby.

     (c) The Preferred Interests identified in Item 5(a) hereof were acquired on March 30, 2007.  Except as identified in the preceding sentence, the Reporting Persons have not effected any transaction in the Preferred Interests during the past 60 days.

(d)  Not applicable.

     (e) Not applicable.

Item 6        Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

     Not applicable

Item 7.       Material to Be Filed as Exhibits

Exhibit  Name
99.1     Joint Filing Agreement, dated as of April 5,
         2007 by and among the Reporting Persons

                              SIGNATURE

     After  reasonable  inquiry and to the best of the  knowledge and belief of each of the undersigned,  each of the undersigned certifies that the  information  set forth in this statement is true,  complete and correct.

Dated:  April 5, 2007
                       BANK OF AMERICA CORPORATION
                       NB HOLDINGS CORPORATION
                       BANK OF AMERICA, NATIONAL
                       ASSOCIATION

                       By: /s/ Charles F. Bowman
                       Name: Charles F. Bowman
                       Title: Senior Vice President

                             SCHEDULE I

      EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The following sets forth the name, business address, and present principal occupation of each executive officer and director of Bank of America Corporation.

---------------------------------------------------------
     Name       Position with     Principal Occupation
               Bank of America
                  Corporation
---------------------------------------------------------
---------------------------------------------------------
Kenneth     D. Chairman,   Chief Chairman,         Chief
Lewis          Executive         Executive  Officer  and
               Officer,          President  of  Bank  of
               President     and America Corporation
               Director
---------------------------------------------------------
---------------------------------------------------------
Liam E. McGee  President,        President,       Global
               Global   Consumer Consumer    and   Small
               and         Small Business   Banking   of
               Business Banking  Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Brian       T. President,        President,       Global
Moynihan       Global     Wealth Wealth  and  Investment
               and    Investment Management  of  Bank of
               Management        America Corporation
---------------------------------------------------------
---------------------------------------------------------
R.      Eugene Vice    Chairman, Vice          Chairman,
Taylor         President,        President,       Global
               Global  Corporate Corporate           and
               and    Investment Investment  Banking  of
               Banking           Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Joe L. Price   Chief   Financial Chief         Financial
               Officer           Officer   of   Bank  of
                                 America Corporation
---------------------------------------------------------
---------------------------------------------------------
Amy      Woods Global       Risk Global  Risk  Executive
Brinkley       Executive         of  Bank   of   America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Barbara     J. Global            Global      Technology,
Desoer         Technology,       Service             and
               Service       and Fulfillment   Executive
               Fulfillment       of  Bank   of   America
               Executive         Corporation
---------------------------------------------------------
---------------------------------------------------------
William        Director          Chairman,     President
Barnet, III                      and   Chief   Executive
                                 Officer  of The  Barnet
                                 Company
---------------------------------------------------------
---------------------------------------------------------
Frank       P. Director          Former        Executive
Bramble, Sr.                     Officer     of     MBNA
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
John        T. Director          Chief         Executive
Collins                          Officer of The  Collins
                                 Group, Inc.
---------------------------------------------------------
---------------------------------------------------------
Gary        L. Director          Chairman   Emeritus  of
Countryman                       Liberty Mutual Group
---------------------------------------------------------
---------------------------------------------------------
Tommy       R. Director          Retired        General,
Franks                           United States Army
---------------------------------------------------------
---------------------------------------------------------
Paul Fulton    Director          Chairman   of   Bassett
                                 Furniture   Industries,
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Charles     K. Director          Former    Chairman   of
Gifford                          Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
W.      Steven Director          Dean  of  Kenan-Flagler
Jones                            Business        School,
                                 University   of   North
                                 Carolina at Chapel Hill
---------------------------------------------------------
---------------------------------------------------------
Monica Lozano  Director          Publisher   and   Chief
                                 Executive   Officer  of
                                 La Opinion
---------------------------------------------------------
---------------------------------------------------------
Walter      E. Director          President  of Morehouse
Massey                           College
---------------------------------------------------------
---------------------------------------------------------
Thomas J. May  Director          Chairman  of  President
                                 and   Chief   Executive
                                 Officer, NSTAR
---------------------------------------------------------
---------------------------------------------------------
Patricia    E. Director          President   and   Chief
Mitchell                         Executive   Officer  of
                                 The      Museum      of
                                 Television and Radio
---------------------------------------------------------
---------------------------------------------------------
Thomas M. Ryan Director          Chairman,     President
                                 and   Chief   Executive
                                 Officer      of     CVS
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
O.      Temple Director          Chairman     of     the
Sloan, Jr.                       International    Group,
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Meredith    R. Director          Director     of    C.D.
Spangler                         Spangler   Construction
                                 Company,   Chairman  of
                                 the   Board   of   C.D.
                                 Spangler    Foundation,
                                 Trustee  of   Wellesley
                                 College     Board    of
                                 Trustees
---------------------------------------------------------
---------------------------------------------------------
Robert      L. Director          Chairman     and    CEO
Tillman                          Emeritus    of   Lowe's
                                 Companies, Inc.
---------------------------------------------------------
---------------------------------------------------------
Jackie M. Ward Director          Retired   Chairman/CEO,
                                 Computer     Generation
                                 Incorporated
---------------------------------------------------------

The following sets forth the name, business address, and present principal occupation of each executive officer and director of NB
Holdings Corporation.

---------------------------------------------------------
     Name      Position with NB   Principal Occupation
                   Holdings
                  Corporation
---------------------------------------------------------
---------------------------------------------------------
Kenneth     D. Chairman,   Chief Chairman,         Chief
Lewis          Executive         Executive  Officer  and
               Officer,          President  of  Bank  of
               President     and America Corporation
               Director
---------------------------------------------------------
---------------------------------------------------------
Gregory     L. President         Global        Corporate
Curl                             Planning and  Strategic
                                 Executive  of  Bank  of
                                 America Corporation
---------------------------------------------------------
---------------------------------------------------------
Joe L. Price   Chief   Financial Chief         Financial
               Officer       and Officer   of   Bank  of
               Director          America Corporation
---------------------------------------------------------
---------------------------------------------------------
Amy      Woods Global       Risk Global  Risk  Executive
Brinkley       Executive     and of  Bank   of   America
               Director          Corporation
---------------------------------------------------------

The following sets forth the name, business address, and present principal occupation of each executive officer and director of Bank of America, National Association.

---------------------------------------------------------
     Name       Position with     Principal Occupation
               Bank of America,
                   National
                  Association
---------------------------------------------------------
---------------------------------------------------------
R.      Eugene Director      and Vice          Chairman,
Taylor         Vice Chairman     President,       Global
                                 Corporate           and
                                 Investment  Banking  of
                                 Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Liam E. McGee  Director      and President,       Global
               President,        Consumer    and   Small
               Global   Consumer Business   Banking   of
               and         Small Bank     of     America
               Business Banking  Corporation
---------------------------------------------------------
---------------------------------------------------------
Brian       T. Director      and President,       Global
Moynihan       President,        Wealth  and  Investment
               Global     Wealth Management  of  Bank of
               and    Investment America Corporation
               Management
---------------------------------------------------------
---------------------------------------------------------
R.      Eugene Director      and Vice          Chairman,
Taylor         President,        President,       Global
               Global  Corporate Corporate           and
               and    Investment Investment  Banking  of
               Banking           Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Joe L. Price   Director      and Risk         Management
               Chief   Financial Executive,       Global
               Officer           Corporation         and
                                 Investment  Banking  of
                                 Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Amy      Woods Director      and Global  Risk  Executive
Brinkley       Global       Risk of  Bank   of   America
               Executive         Corporation
---------------------------------------------------------
---------------------------------------------------------
Barbara     J. Director      and Global      Technology,
Desoer         Global            Service             and
               Technology        Fulfillment   Executive
               Service       and of  Bank   of   America
               Fulfillment       Corporation
               Executive
---------------------------------------------------------
---------------------------------------------------------
Kenneth     D. Chairman,   Chief Chairman,         Chief
Lewis          Executive         Executive  Officer  and
               Officer       and President  of  Bank  of
               President         America Corporation
---------------------------------------------------------

                             SCHEDULE II

BANK OF AMERICA  CORPORATION ("BANK OF AMERICA") ENTERED INTO A CIVIL
SETTLEMENT  AGREEMENT  WITH THE NEW YORK COUNTY  (NEW YORK)  DISTRICT
ATTORNEY ON SEPTEMBER 28, 2006.  THE AGREEMENT  PROVIDES  THAT,  FROM
ABOUT  2002 TO 2004,  BANK OF  AMERICA  HAD  DEFICIENCIES  IN CERTAIN
INTERNAL   ANTI-MONEY   LAUNDERING   CONTROLS  AND  FAILED  TO  REACT
APPROPRIATELY  TO THE RISK  PRESENTED BY CERTAIN SOUTH AMERICAN MONEY
SERVICES BUSINESS  CUSTOMERS,  WHO MOVED FUNDS ILLEGALLY THROUGH BANK
OF AMERICA.  THE  AGREEMENT  REQUIRES BANK OF AMERICA TO MAKE A TOTAL
PAYMENT OF $7.5 MILLION,  TO COOPERATE WITH THE DISTRICT  ATTORNEY IN
ONGOING  INVESTIGATIONS,   AND  TO  ABIDE  BY  ANTI-MONEY  LAUNDERING
CHANGES RECOMMENDED BY BANK OF AMERICA'S REGULATORS.

THE BOARD OF GOVERNORS OF THE FEDERAL  RESERVE SYSTEM AND THE RESERVE
BANK  REVIEWED  CERTAIN  ACTIVITIES  OF BANK OF AMERICA'S  WEALTH AND
INVESTMENT  MANAGEMENT  GROUP.  THE RESERVE BANK RAISED CONCERNS THAT
BANK OF AMERICA AND ITS  SUBSIDIARIES  DID NOT ADEQUATELY  ASSESS THE
LEGAL AND  REPUTATIONAL  RISKS POSED BY CERTAIN  MUTUAL FUND  TRADING
ACTIVITIES  AND  ADDRESS  FLAWS IN  COMPLIANCE  AND  RISK  MANAGEMENT
PERTAINING TO THE ASSET MANAGEMENT LINES OF BUSINESS.  FOLLOWING THAT
REVIEW,  THE BANK AND THE RESERVE BANK  EXECUTED A WRITTEN  AGREEMENT
TO ENSURE THAT THE BANK AND ITS  SUBSIDIARIES  MAKE PROGRESS IN THEIR
EFFORTS TO ADOPT AND IMPLEMENT  NUMEROUS  CORRECTIVE ACTIONS AND BEST
PRACTICE  RECOMMENDATIONS.  BANK OF AMERICA HAS AGREED TO CONTINUE TO
TAKE  STEPS  TO  ADOPT  AND  IMPLEMENT  CORRECTIVE  ACTIONS  AND BEST
PRACTICE  RECOMMENDATIONS  OF  THE  INDEPENDENT  CONSULTANTS  AND  TO
ENHANCE THE  ENTERPRISE-WIDE  COMPLIANCE PROGRAM TO ENSURE COMPLIANCE
WITH ALL APPLICABLE LAWS AND  REGULATIONS,  INCLUDING BUT NOT LIMITED
TO SECURITIES LAWS AND REGULATIONS  INCLUDING,  AMONG OTHER THINGS, A
PROCESS  FOR  RESOLVING  OR  ESCALATING  COMPLIANCE  ISSUES,  ONGOING
TRAINING ON POLICIES  AND  PROCEDURES  FOR  COMPLIANCE  WITH LAWS AND
REGULATIONS   FOR   CERTAIN   STAFF  OF  BANK  OF  AMERICA   AND  ITS
SUBSIDIARIES,  ENSURE PROCESSES FOR AN ENHANCED  APPROVAL PROCESS FOR
NEW  CLIENTS,  NEW  OR  UNIQUE  INVESTMENT   PRODUCTS,   SERVICES  OR
TRANSACTIONS,  AND MATERIAL CHANGES TO EXISTING PRODUCTS OR SERVICES,
PROCEDURES  TO ENSURE  THOROUGH  ASSESSMENT  OF RISKS,  POLICIES  AND
PROCEDURES  TO  ENSURE   PRODUCTS,   SERVICES  AND  ARRANGEMENTS  ARE
CONSISTENT  WITH  BUSINESS  EXPERTISE,  STRATEGY  AND  APPROVED  RISK
PROFILE,  PROCEDURES  FOR  INTERNAL  AUDIT,  MECHANISMS  FOR PERIODIC
REVIEWS,  MONITORING OF ENTERPRISE-WIDE ADOPTION AND EXECUTION OF NEW
POLICIES AND PROCEDURES AND OTHER  RECOMMENDATIONS OF THE INDEPENDENT
CONSULTANTS, AND SUBMISSION OF PROGRESS REPORTS TO RESERVE BANK.

THE  SECURITIES  AND  EXCHANGE  COMMISSION  (THE "SEC") FOUND THAT IN
1997 AND 1998, BANKAMERICA CORPORATION  ("BANKAMERICA"),  PREDECESSOR
OF BANK OF AMERICA,  VIOLATED  VARIOUS  EXCHANGE ACT  ACCOUNTING  AND
REPORTING  PROVISIONS  WITH  RESPECT TO A BUSINESS  ALLIANCE  BETWEEN
BANKAMERICA  AND  D.E.  SHAW  SECURITIES   GROUP,  L.P.  AND  RELATED
ENTITIES.  ON  JULY  30,  2001,  WITHOUT  ADMITTING  OR  DENYING  THE
ALLEGATIONS,  CHARGES OR FINDINGS, BANK OF AMERICA CONSENTED TO ENTRY
OF AN  ADMINISTRATIVE  ORDER  PROVIDING THAT IT CEASE AND DESIST FROM
COMMITTING  OR CAUSING  ANY FUTURE  VIOLATIONS  OF THE  EXCHANGE  ACT
ACCOUNTING AND REPORTING  PROVISIONS CITED IN THE SEC'S  ALLEGATIONS.
ON JULY 30, 2001,  THE SEC FOUND THAT, IN 1997 AND 1998,  BANKAMERICA
(I)  INCORRECTLY  ACCOUNTED  FOR A FINANCIAL  RELATIONSHIP,  AND (II)
MADE  INADEQUATE  DISCLOSURES  RELATED TO RISK IN EXCHANGE ACT REPORT
FILINGS WITH THE SEC, IN  CONNECTION  WITH A BUSINESS  ALLIANCE  WITH
D.E. SHAW SECURITIES GROUP,  L.P. AND RELATED  ENTITIES.  ON THE SAME
DATE, WITHOUT ADMITTING OR DENYING THE SEC'S ALLEGATIONS,  CHARGES OR
FINDINGS,  BANK OF AMERICA  CONSENTED  TO ENTRY OF AN  ADMINISTRATIVE
ORDER  PROVIDING THAT IT CEASE AND DESIST FROM  COMMITTING OR CAUSING
ANY FUTURE  VIOLATIONS OF THE EXCHANGE ACT  ACCOUNTING  AND REPORTING
PROVISIONS CITED IN THE SEC'S ALLEGATIONS.

Exhibit 99.1

                       JOINT FILING AGREEMENT

         JOINT FILING AGREEMENT, dated as of the 5th day of April,
2007, between (i) Bank of America Corporation, (ii) NB Holdings
Corporation and (iii) Bank of America, National Association
(collectively, the "Joint Filers").

         WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d)
of the Exchange Act by a single joint filing;

         NOW, THEREFORE, in consideration of the premises and the
mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

         1.   The Schedule 13D/A with respect to the Series A
Cumulative Preferred Interests of Tennenbaum Opportunities Partners
V, LP, a Delaware limited partnership (to which this Joint Filing
Agreement is an exhibit) is filed on behalf of each of the Joint
Filers.

         2.   Each of the Joint Filers is eligible to use Schedule
13D/A for the filing of information therein.

         3.   Each of the Joint Filers is responsible for the timely
filing of Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         4.   This Joint Filing Agreement may be executed in one or
more counterparts, all of which taken together shall constitute one and the same instrument.

                       BANK OF AMERICA CORPORATION
                       NB HOLDINGS CORPORATION
                       BANK OF AMERICA, NATIONAL ASSOCIATION

                       By: /s/ Charles F. Bowman
                       Name: Charles F. Bowman
                       Title: Senior Vice President